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                                                                    EXHIBIT 99.3

                     NOTICE OF CHANGE OF CORPORATE STRUCTURE
                           PURSUANT TO SECTION 4.9 OF
         NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS


Cinram International Inc. (the "CORPORATION") hereby gives notice pursuant to
Section 4.9 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

1.    NAMES OF PARTIES TO THE TRANSACTION

      The Corporation, Cinram International Income Fund (the "FUND"), CII Trust, Cinram International General Partner Inc., Cinram International Limited Partnership (the "LIMITED PARTNERSHIP"), Cinram Acquisition Inc. ("NEWCO"), Cinram International ULC and Cinram International LLC entered into an arrangement agreement dated as of March 28, 2006, as further amended and restated as of March 28, 2006, April 25, 2006 and May 3, 2006 (the "ARRANGEMENT AGREEMENT").

2.    DESCRIPTION OF THE TRANSACTION

      Effective May 5, 2006, the Corporation completed a statutory plan of arrangement (the "ARRANGEMENT") pursuant to the terms of the Arrangement Agreement resulting in the conversion of the Corporation from a corporate entity into the Fund. The Arrangement was approved by the shareholders of the Corporation at an annual and special meeting held on April 28, 2006. The Ontario Superior Court of Justice granted its final order approving the Arrangement on May 4, 2006. Pursuant to the Arrangement, common shares of the Corporation were exchanged for units of the Fund on the basis of one unit of the Fund per common share exchanged (although certain shareholders elected to receive one Class B exchangeable limited partnership unit of the Limited Partnership per common share exchanged). Pursuant to the Arrangement, among other things: (a) the Corporation and Newco amalgamated as one company under the name "Cinram International Inc." ("AMALCO"); and (b) Amalco became a wholly-owned subsidiary of Cinram International ULC.

3.    EFFECTIVE DATE OF THE ARRANGEMENT

      May 5, 2006.

4. NAME OF EACH PARTY, IF ANY, THAT CEASED TO BE A REPORTING ISSUER SUBSEQUENT TO THE TRANSACTION AND OF EACH CONTINUING ENTITY

      In connection with the completion of the Arrangement, the Corporation ceased to be a reporting issuer (due to ceasing to exist pursuant to its amalgamation with Newco). As a result of the completion of the Arrangement, each of the Fund, Amalco and the Limited Partnership became a reporting issuer (or the equivalent) in all the provinces of Canada where such concept exists. Amalco has submitted an application to the applicable Canadian regulatory authorities to cease to be a reporting issuer. The Limited Partnership has submitted an application to the applicable Canadian regulatory authorities to obtain relief from any and all continuous disclosure obligations under NI 51-102 or otherwise, except as may be required by any decision issued in connection therewith.
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5.    DATE OF THE REPORTING ISSUER'S FIRST FINANCIAL YEAR-END SUBSEQUENT TO THE
      TRANSACTION

      The first financial year-end of the Fund subsequent to the Arrangement will be December 31, 2006.

6. THE PERIODS, INCLUDING THE COMPARATIVE PERIODS, IF ANY, OF THE INTERIM AND ANNUAL FINANCIAL STATEMENTS REQUIRED TO BE FILED FOR THE REPORTING ISSUER'S FIRST FINANCIAL YEAR SUBSEQUENT TO THE TRANSACTION

      The annual financial statements for the year ended December 31, 2006 are the first annual financial statements of the Fund required to be filed subsequent to the Arrangement. The Fund will file interim financial statements for the six and nine month periods ended June 30, 2006 and September 30, 2006, respectively, during the first financial year of the Fund subsequent to the Arrangement. Amalco will file interim financial statements for the three month period ended March 31, 2006.

      As and when the relief requested in the applications of Amalco and the Limited Partnership noted in item 4 are granted, neither Amalco nor the Limited Partnership will be required to file interim or annual financial statements.

      DATED this 5th day of May, 2006.

                                      CINRAM INTERNATIONAL INC.

                                                 "Lewis Ritchie"
                                      Per:
                                           --------------------------------
                                            Name:   Lewis Ritchie
                                            Title:  Executive Vice President,
                                                    Finance and Administration,
                                                    Chief Financial Officer and
                                                    Secretary